Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2024 Financial Results

BEIJING, May 22, 2024 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “We welcome 2024 with an important milestone in our journey of high-quality and sustainable development. Our adjusted EBITDA turned profit, arriving at RMB33.2 million, representing an adjusted EBITDA margin of 1.9%. Our revenue has returned to sequential increase for the past two quarters and our adjusted gross margin has been consecutively increased for seven quarters. During the past year, we have been well on track to optimize our business mix, embrace AI opportunities, invest into cutting-edge technology and take strict control over costs and expenses. We have been investing billions of RMB into AI area and for this quarter, AI revenue contributed approximately 13% of revenues from public cloud services, compared with 8% last quarter. ”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We are pleased to achieve growth in both sequentially revenue expansion and profitability improvements. This quarter our adjusted gross margin was 16.8%, significantly increased by 6.4 percentage points from 10.4% in the same quarter of 2023. Adjusted gross profit was RMB299.1 million, increased by 53.8% from RMB194.4 million in the first quarter of 2023. Adjusted EBITDA turned profit, arriving at RMB33.2 million, significantly improved from negative RMB130.5 million in the same quarter of 2023.

In April, we have released our fourth Environmental, Social and Governance (ESG) report since our listing in 2020, demonstrating our ambitions into the sustainable development.”

First Quarter 2024 Financial Results

Total Revenues reached RMB1,775.7 million (US$245.91 million), increased steadily by 3.1% quarter-over-quarter from RMB1,722.5 million in the fourth quarter 2023. The increase was mainly due to the expanded revenue from AI related customers. Total revenues decreased by 4.8% from RMB1,864.4 million in the same period of 2023. The decrease was in line with our expectation along with our proactive scaling down of content delivery network (CDN) services, and more stringent project selection of enterprise cloud projects, while was partially offset by the increase from AI related revenues.

Revenues from public cloud services increased by 12.9% from RMB1,052.0 million in last quarter to RMB1,187.4 million (US$164.4 million). The increase was mainly due to the revenue contribution from AI customers. Revenues from public cloud services increased by 2.9%, compared with RMB1,153.7 million in the same quarter of 2023. The year-over-year increase was mainly due to the growth of AI demands and partially offset by the above-mentioned scaling down of our CDN services.

Revenues from enterprise cloud services were RMB588.2 million (US$81.5 million), representing a decrease of 12.3% from RMB670.3 million last quarter and a decrease of 17.2% from RMB710.0 million in the same quarter of 2023. We keep focus in selected verticals such as public services cloud, state-owned enterprise cloud, healthcare and financial services, and take profitability and sustainability of the enterprise cloud projects as our priorities.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2203 to US$1.00, the noon buying rate in effect on March 31, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Other revenues were RMB0.1 million (US$0.02 million).

Cost of revenues was RMB1,482.4 million (US$205.3 million), representing a significant decrease of 11.2% from RMB1,670.2 million in the same quarter of 2023. Internet Data Center (IDC) costs decreased significantly by 11.9% year-over-year from RMB872.4 million to RMB768.5 million (US$106.4 million) this quarter. The decrease was in line with the scale down of our CDN services. Depreciation and amortization costs decreased by 18.3% from RMB224.6 million in the same quarter last year to RMB183.5 million (US$25.4 million) this quarter. The decrease was mainly due to previous impairment of our long-lived assets and partially offset by the depreciation of new servers acquired. Solution development and services costs increased by 5.3% year-over-year from RMB423.6 million to RMB446.0 million (US$61.8 million) this quarter. The increase was mainly due to the solution personnel expansion of Camelot. Fulfillment costs and other costs were RMB36.1 million (US$5.0 million) and RMB48.3 million (US$6.7 million) this quarter, respectively.

Gross profit was RMB293.3 million (US$40.6 million), a significant increase of 51.0% from RMB194.2 million in the same period in 2023, demonstrating our improvements in revenue quality. Gross margin was 16.5%, compared with 10.4% in the same period in 2023. Non-GAAP gross profit2 was RMB299.1 million (US$41.4 million), compared with RMB194.4 million in the same period in 2023. Non-GAAP gross margin2 was 16.8%, compared with 10.4% in the same period in 2023. The significant improvement of our gross profit and margin was mainly due to our strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures.

Total operating expenses were RMB567.4 million (US$78.6 million), significantly decreased compared with RMB595.9 million last quarter and RMB792.1 million in the same period in 2023. Among which:

Selling and marketing expenses were RMB116.8 million (US$16.2 million), decreased from RMB126.5 million last quarter and increased from RMB88.1 million in the same period in 2023. The year-over-year increase was mainly due to the increase of share-based compensation and the quarter-over-quarter decrease was due to our strict expense control.

General and administrative expenses were RMB218.7 million (US$30.3 million), compared with RMB294.2 million last quarter and RMB303.5 million in the same period in 2023. The decrease was mainly due to the strict control over administrative expenses and the decrease of credit loss provision.

Research and development expenses were RMB232.0 million (US$32.1 million), increased from RMB175.2 million last quarter and RMB215.4 million in the same period in 2023. The increase was mainly due to the increase of share-based compensation.

Operating loss was RMB274.2 million (US$38.0 million), significantly narrowed down compared with operating loss of RMB342.7 million last quarter and RMB597.9 million in the same quarter of 2023. The improvement was mainly due to our gross profit expansion and we have been taking strict control over expenses, bearing fruit from our high-quality and sustainable development strategy.

Net loss was RMB363.6 million (US$50.4 million), compared with net loss of RMB286.8 million last quarter and RMB608.8 million in the same quarter of 2023. The improvements of our profitability were in line with our strategies of high quality and sustainable development, as we focus on profitable business and execute strict control over costs and expenses.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Non-GAAP net loss3 was RMB217.3 million (US$30.1 million), compared with net loss of RMB250.4 million last quarter and RMB412.5 million in the same quarter of 2023.

Non-GAAP EBITDA4 was RMB33.2 million (US$4.6 million), compared with RMB-27.7 million last quarter and RMB-130.5 million in the same quarter of 2023. Non-GAAP EBITDA margin was 1.9%, compared with -1.6% last quarter and -7.0% in the same quarter of 2023.

Basic and diluted net loss per share was RMB0.10 (US$0.01), compared with RMB0.08 last quarter and RMB0.17 in the same quarter of 2023.

Cash and cash equivalents were RMB1,811.7 million (US$250.9 million) as of March 31, 2024, compared with RMB2,255.3 million as of December 31, 2023. The decrease was mainly due to the payment to daily operation and the investment into the procurement of computing power equipment.

Outstanding ordinary shares were 3,580,816,010 as of March 31, 2024, equivalent to about 238,721,067 ADSs.

Resignation of a Vice President

Mr. Yifeng Qian, one of our vice presidents and responsible for operation and management of certain Internet business segments, has recently tendered his resignation from his current position with the Company, effective from May 20, 2024. The resignation of Mr. Qian is due to his other personal commitments and does not result from any dispute or disagreement with the Company. The Company would like to extend sincere gratitude to Mr. Qian for his service and contributions to the Group and wishes him all the best in the future.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, May 22, 2024 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI48df2a86950a454eb6c5bcef5b120b4c. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

3 Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 31, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,255,287	1,811,739	250,923
Restricted cash	234,194	279,021	38,644
Accounts receivable, net	1,529,915	1,649,807	228,496
Prepayments and other assets	1,812,692	1,995,805	276,415
Amounts due from related parties	266,036	501,818	69,501
Total current assets	6,098,124	6,238,190	863,979
Non-current assets:
Property and equipment, net	2,186,145	3,138,111	434,623
Intangible assets, net	834,478	791,101	109,566
Prepayments and other assets	870,781	757,010	104,845
Equity investments	259,930	254,546	35,254
Goodwill	4,605,724	4,605,724	637,885
Amounts due from related parties	56,264	12,264	1,699
Operating lease right-of-use assets	158,832	155,534	21,541
Total non-current assets	8,972,154	9,714,290	1,345,413
Total assets	15,070,278	15,952,480	2,209,392

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	1,110,896	1,218,629	168,778
Accounts payable	1,805,083	1,926,718	266,847
Accrued expenses and other current liabilities	2,838,085	2,627,576	363,915
Income tax payable	63,961	60,288	8,350
Amounts due to related parties	931,906	1,135,180	157,221
Current operating lease liabilities	78,659	66,802	9,252
Total current liabilities	6,828,590	7,035,193	974,363
Non-current liabilities:
Long-term bank loans	100,000	198,352	27,471
Deferred tax liabilities	142,565	121,567	16,837
Amounts due to related parties	40,069	838,121	116,078
Other liabilities	634,803	668,238	92,550
Non-current operating lease liabilities	78,347	83,220	11,526
Total non-current liabilities	995,784	1,909,498	264,462
Total liabilities	7,824,374	8,944,691	1,238,825
Shareholders’ equity:
Ordinary shares	25,443	25,576	3,542
Treasury stock	(208,385)	(208,385)	(28,861)
Additional paid-in capital	18,811,028	18,921,780	2,620,636
Statutory reserves funds	21,765	21,765	3,014
Accumulated deficit	(12,315,041)	(12,674,451)	(1,755,391)
Accumulated other comprehensive income	555,342	576,087	79,787
Total Kingsoft Cloud Holdings Limited shareholders’ equity	6,890,152	6,662,372	922,727
Non-controlling interests	355,752	345,417	47,840
Total equity	7,245,904	7,007,789	970,567
Total liabilities, non-controlling interests and shareholders’ equity	15,070,278	15,952,480	2,209,392

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	Three Months Ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	1,153,674	1,051,966	1,187,370	164,449
Enterprise cloud services	709,976	670,331	588,162	81,459
Others	750	153	152	21
Total revenues	1,864,400	1,722,450	1,775,684	245,929
Cost of revenues	(1,670,215)	(1,469,312)	(1,482,431)	(205,314)
Gross profit	194,185	253,138	293,253	40,615
Operating expenses:
Selling and marketing expenses	(88,053)	(126,477)	(116,752)	(16,170)
General and administrative expenses	(303,493)	(294,240)	(218,695)	(30,289)
Research and development expenses	(215,370)	(175,155)	(231,963)	(32,127)
Impairment of long-lived assets	(185,135)	-	-	-
Total operating expenses	(792,051)	(595,872)	(567,410)	(78,586)
Operating loss	(597,866)	(342,734)	(274,157)	(37,971)
Interest income	14,068	12,442	8,370	1,159
Interest expense	(27,927)	(46,992)	(51,066)	(7,073)
Foreign exchange gain (loss)	93	74,011	(42,737)	(5,919)
Other loss, net	(7,946)	(16,741)	(8,207)	(1,137)
Other income (expense), net	12,286	33,776	(11,190)	(1,550)
Loss before income taxes	(607,292)	(286,238)	(378,987)	(52,491)
Income tax (expense) benefit	(1,529)	(598)	15,371	2,129
Net loss	(608,821)	(286,836)	(363,616)	(50,362)
Less: net loss attributable to non-controlling interests	(1,833)	(2,688)	(4,206)	(583)
Net loss attributable to Kingsoft Cloud Holdings Limited	(606,988)	(284,148)	(359,410)	(49,779)

Net loss per share:
Basic and diluted	(0.17)	(0.08)	(0.10)	(0.01)
Shares used in the net loss per share computation:
Basic and diluted	3,546,512,621	3,570,915,939	3,614,662,846	3,614,662,846
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(29,833)	(67,636)	20,704	2,867
Comprehensive loss	(638,654)	(354,472)	(342,912)	(47,495)
Less: Comprehensive loss attributable to non-controlling interests	(1,834)	(2,662)	(4,247)	(588)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(636,820)	(351,810)	(338,665)	(46,907)

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
	RMB	RMB	RMB	US$
Gross profit	194,185	253,138	293,253	40,615
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	224	9,330	5,814	805
Adjusted gross profit (Non-GAAP Financial Measure)	194,409	262,468	299,067	41,420

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024
Gross margin	10.4%	14.7%	16.5%
Adjusted gross margin (Non-GAAP Financial Measure)	10.4%	15.2%	16.8%

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
	RMB	RMB	RMB	US$
Net Loss	(608,821)	(286,836)	(363,616)	(50,362)
Adjustments:
– Share-based compensation expenses	11,309	110,437	103,595	14,348
– Foreign exchange (gain) loss	(93)	(74,011)	42,737	5,919
– Impairment of long-lived assets	185,135	-	-	-
Adjusted net loss (Non-GAAP Financial Measure)	(412,470)	(250,410)	(217,284)	(30,095)
Adjustments:
– Interest income	(14,068)	(12,442)	(8,370)	(1,159)
– Interest expense	27,927	46,992	51,066	7,073
– Income tax expense (benefit)	1,529	598	(15,371)	(2,129)
– Depreciation and amortization	266,535	187,542	223,146	30,905
Adjusted EBITDA (Non-GAAP Financial Measure)	(130,547)	(27,720)	33,187	4,595
– Loss (gain) on disposal of property and equipment	20,216	-	(23,821)	(3,299)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(110,331)	(27,720)	9,366	1,296

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024
Net loss margin	-32.7%	-16.7%	-20.5%
Adjusted net loss margin (Non-GAAP Financial Measure)	-22.1%	-14.5%	-12.2%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	-7.0%	-1.6%	1.9%
Normalized Adjusted EBITDA margin	-5.9%	-1.6%	0.5%

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in thousands)

	Three Months Ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(271,387)	16,787	(321,336)	(44,505)
Net cash generated from (used in) investing activities	319,670	(1,414,761)	(1,169,017)	(161,907)
Net cash generated from financing activities	103,994	1,154,815	1,112,096	154,024
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19,818)	1,013	(20,464)	(2,834)
Net increase (decrease) in cash, cash equivalents and restricted cash	152,277	(243,159)	(378,257)	(52,388)
Cash, cash equivalents and restricted cash at beginning of period	3,533,726	2,731,627	2,489,481	344,789
Cash, cash equivalents and restricted cash at end of period	3,666,185	2,489,481	2,090,760	289,567